Exhibit D-7

July 14, 2005

Via Hand Delivery
 Mr. Kelley P. Meehan
Director, City Council Utilities Regulatory Office
City Hall - Room 6E07
1300 Perdido Street
New Orleans, LA 70112

Dear Mr. Meehan:

Entergy New Orleans, Inc. is providing the City with a copy of the following filing pursuant to Section 158-181 of the New Orleans City Code:

  Ex Parte, In re: Application of Entergy Louisiana, Inc. for Authorization to Implement a Plan of Internal Restructuring that Would Result in the Conversion of its Form of Business Organization from a Corporation to a Limited Liability Company; LPSC Docket No. S-(TBD).

Should you have any questions, please contact me at 670-3614.

Very truly yours,

/s/ Demetric M. Mercadel

Demetric M. Mercadel
Associate Analyst, Regulatory Affairs

cc: All Councilmembers (Via U.S. Mail)
Ms. Sherry Landry (Via U.S. Mail)
Mr. Ronald J. Pursell (Via U.S. Mail)